

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Cindy Xiaofan Wang
Chief Financial Officer
Trip.com Group Limited
968 Jin Zhong Road
Shanghai 200335
People's Republic of China

> **Re: Trip.com Group Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 27, 2022**
> **File No. 001-33853**

Dear Ms. Wang:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 5

1.   Please disclose prominently that your VIE structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Supplementally provide us with your proposed revised disclosure.

2. Your disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China should make clear that these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. This disclosure should also address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Finally, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021; whether and how the Holding Foreign Companies Accountable Act, Accelerating HFCAA, if enacted, and related regulations do and will affect your company; that trading in your securities may be prohibited under the HFCAA and Accelerating HFCAA, if enacted, if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Supplementally provide us with your proposed revised disclosure.

3. Please revise Item 3, including the risk factors, to state that you have been included on the conclusive list of issuers identified under the HFCAA on our website, and acknowledge the ramifications of such identification, including volatility in the trading price of your common stock. Supplementally provide us with your proposed revised disclosure.

4. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Supplementally provide us with your proposed revised disclosure.

5. We note your carve-out of Hong Kong and Macau in your definition of "China" and the "PRC". Please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. Revise to clarify which of your entities are domiciled in or have operations in Hong Kong and/or Macau, and discuss the applicable laws and regulations in Hong Kong and/or Macau, as applicable, as well as the related risks and consequences. Supplementally provide us with your proposed revised disclosure.

6. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Please

provide cross-references to these other discussions. Supplementally provide us with your proposed revised disclosure.

7. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. Supplementally provide us with your proposed revised disclosure.

8. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. The diagram should not use solid lines to denote relationships with the VIE; instead, with respect to relationships with the VIE, it should use dashed lines without arrows. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with   respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Supplementally provide us with your proposed revised disclosure.

9. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, throughout your filing please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Supplementally provide us with your proposed revised disclosure.

10. In your summary of risk factors, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the Risk Factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the

value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, each summary risk factor should have a cross-reference to the relevant individual detailed risk factor. Supplementally provide us with your proposed revised disclosure.

11.   Please remove the materiality qualifier in regards to the permissions and approvals that you are required to receive (see, for example, page 7). Revise this section and elsewhere in the filing as appropriate to discuss required permissions and approvals, as opposed to "licenses and permits." Revise your disclosure to address whether you are required to obtain permissions or approvals from the CSRC or CAC to operate your business or list your securities. Also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Disclose whether or not you relied on the opinion of counsel in determining whether you have received all required permissions and approvals; if you did not, disclose why and on what basis you made the determination that you have or have not received all required permissions and approvals. Expand this section to address required approvals in Hong Kong and/or Macau. Supplementally provide us with your proposed revised disclosure.

12.   Revise the second risk facor on page 46 to acknowledge the risk, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Supplementally provide us with your proposed revised disclosure.

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Liquidity , page 104

13.   The disclosure in regard to net cash provided by/used in operating activities appears to repeat information already provided in the statement of cash flows of how operating cash flow was derived for a period. Please provide a quantitative and qualitative analysis of the change in operating cash flows between periods, including the material reason(s) underlying the change. Please note that merely citing changes in results, working capital items and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand changes in operating cash between periods. Refer to Item 5 of Form 20-F, in particular instruction 9 to instructions to Item 5, section III.D of Release

No. 33-6835, section IV.B.1 of Release No. 33-8350 and Release No. 33-10890 for guidance.

Notes to the Consolidated Financial Statements
Note 2. Principal Accounting Policies
Revenue Recognition
Accommodation reservation services, page F-23

14.   You disclose here you have no obligation for cancelled hotel reservations and commissions from hotel reservation services rendered are recognized when the reservation becomes noncancellable. Please clarify for us and in your disclosure the circumstances in which reservations may be cancelled if revenue cannot be recognized until the reservation is noncancellable. Clarify when reservations are considered to be noncancellable.

Transportation ticketing services, page F-23

15.   You disclose here you have no obligation for cancelled airline ticket reservations and losses due to obligations for cancelled ticket reservations are minimal. Please clarify for us and in your disclosure the circumstances in which you would recognize a loss for cancelled reservations when you have no obligation for such. Clarify when you consider reservations to be noncancellable.

16.   You disclose you received a "significant" volume of requests for order cancellations and refunds in fiscal 2020 connected with the COVID-19 pandemic but that the amount of the associated reversal of commission revenue was not material. Please tell us the amount of revenue that was reversed. Also, tell us why revenue was reversed if revenue is only recognized when the reservation is noncancellable.

Allowance for expected credit losses, page F-24

17.   You disclose for fiscal 2020 you facilitated and processed a significant volume of reservation cancellation requests from end users due to the COVID-19 pandemic, causing a significant increase of the accounts receivables due from the customers (i.e. the travel suppliers) due to the fact that you paid the refunds to the end users on behalf of your customers for which you expected to be reimbursed by your customers. Please explain to us why you paid the refunds to end users when you disclose you have no obligation for cancelled reservations.

Packaged tours, page F-24

18.   You disclose the majority of your packaged-tour products and services revenues are recognized on a net basis during the years ended December 31, 2019, 2020 and 2021. Please tell us and disclose as appropriate the percentage of revenue represented by "majority."

Cost of revenues, page F-25

19.   You disclose cost of revenues includes the direct cost of expenses incurred by your transaction and service platform which are directly attributable to the rendering of your travel related services. You disclose in "Product development" these expenses include expenses to maintain, monitor and manage your transaction and service platform. Please clarify for us and in your disclosure which platform costs are recorded as cost of revenues and product development and how you distinguish the proper classification of the expenses.

General

20.   Please amend throughout your filing to refer to the variable interest entities as "VIEs" rather than "consolidated affiliated Chinese entities." You currently refer to them by both terms, which may be confusing to investors. Supplementally provide us with your proposed revised disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-4457 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services